Exhibit 99.1

Boqii Increases its ESOP Pool

SHANGHAI, China, May 31, 2022 (PRNewswire) -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced that its board of directors has decided to increase the total number of Class A ordinary shares reserved for awards to be granted to the eligible participants under the Company’s existing Amended and Restated 2018 Global Share Plan by 4,000,000 Class A ordinary shares, which will be used to retain and attract talent to drive the long-term success of Boqii. After this increase, a total of 12,987,836 Class A ordinary shares are available for issuances pursuant to awards to be granted under Boqii’s Amended and Restated 2018 Global Share Plan. Such increase will not result in any immediate dilution to the shareholders of Boqii until any additional Class A ordinary shares are issued pursuant to awards granted under Boqii’s Amended and Restated 2018 Global Share Plan.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

For more information, please visit: http://ir.boqii.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (the "SEC"), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com